Exhibit 99.1

ALGOMA STEEL INC.

Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland and Labrador)

1.	Reporting Issuer

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, ON P6A 7B4

2.	Date of Material Change

July 28, 2004

3.	Press Release

A press release was distributed through Canada NewsWire on July 28, 2004.

4.	Summary of Material Change

Algoma Steel Inc. outlined major aspects of the new tentative agreements reached with USWA Locals 2251 and 2724, representing the Company’s hourly and salaried employees.

5.	Full Description of Material Change

See attached News Release dated July 28, 2004.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Paul Finley, Vice President – Business Development and Corporate Secretary at 705-945-2201.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sault Ste. Marie, Ontario, this 29th day of July, 2004.

By:	“Paul Finley”
	Name:	Paul C. Finley
	Title:	Vice President – Business Development & Corporate Secretary

NEWS RELEASE Wednesday, July 28, 2004	ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4 TSE Symbol: AGA

ALGOMA STEEL INC. OUTLINES MAJOR TERMS OF
TENTATIVE LABOUR AGREEMENTS

SAULT STE. MARIE, ONTARIO – As referenced in the previous news release of July 27th, the Company reached tentative agreement on the terms of new labour agreements with the two USWA Locals with ratification votes to be held over the next few days.

The Company’s tentative agreements consist of base wage and benefit increases including an extension of an existing pension benefit, a pension improvement and an additional funding contribution in August 2004 of $40 million. The accounting cost of the extended benefit and improvement to the pension benefits is amortized over three years. The estimated pension expense and pension funding for 2005 are $47 million and $53 million respectively. The current and proposed collective agreements include a profit sharing plan that provides the employees with significant participation in the profitability of the Company. The profit sharing formula is based on a percentage of annual earnings before interest and taxes. The Company has offered a profit sharing advance of $10,000 per employee which would be payable in the normal course based on the profit sharing formula applied to earnings before interest and taxes in 2004 of approximately $350 million. The Company is confident that this level of annual earnings before interest and taxes will be realized in 2004.

This news release contains forward-looking information with respect to Algoma’s operations and future financial results that are based on certain assumptions and reflect Algoma’s current expectations. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management’s Discussion and Analysis section of Algoma’s 2003 Annual Report and the Management’s Discussion and Analysis for the First Quarter of 2004. In particular, the results of the Company are highly dependent on actual pricing for steel products, and changes in price levels could cause a material variance from the current expectations. Algoma disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This news release has been reviewed by Algoma’s Board of Directors.

Algoma Steel Inc. is an integrated steel producer based in Sault Ste. Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products, including hot and cold rolled sheet and plate.

Company Contact:

Glen Manchester
Vice President, Finance and Chief Financial Officer
705.945.2470